UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

SCHEDULE TO/A

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Amendment No.1

60 EAST 42ND ST. ASSOCIATES L.L.C.
(Name of Subject Company (Issuer))

WIEN & MALKIN 60 EAST 42ND ST. ACQUISITION L.L.C.

PETER L. MALKIN

ANTHONY E. MALKIN

(Name of Filing Person (Offeror))

Participation Units in LLC Member Interests
(Title of Class of Securities)

829907104
(CUSIP Number of Class of Securities)

Anthony E. Malkin

c/o Wien & Malkin LLC

60 East 42nd St.
New York, NY 10165
(212) 687-8700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copy to:
Arnold Jacobs, Esq.
Proskauer Rose LLP
1585 Broadway
New York, NY 10036
(212) 969-3000

CALCULATION OF FILING FEE

Transaction Valuation* Amount of Filing Fee*

* Pre - commencement communications pursuant to Rule 14d-2(b). Pursuant to General Instruction D of Schedule TO, no filing fee is required.

__ Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A Filing Party: N/A
Form or Registration No.: N/A Date Filed: N/A

X Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

X third-party tender offer subject to Rule 14d-1.

__ issuer tender offer subject to Rule 13e-4.

__ going private transaction subject to Rule 13e-3.

__ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    __

This Tender Offer Statement on Schedule TO relates to the proposed partial tender offer by Wien & Malkin 60 East 42nd St. Acquisition L.L.C. (the "Offeror") to purchase Participation Units of LLC Member Interests (the "Units") in 60 East 42nd St. Associates L.L.C., a New York limited liability company (the "Company"), at a purchase price equal to $60,000 per Unit, less the amount of any distributions declared or made with respect to the Units between the date of commencement of the offer and its expiration date. The tender offer will be made upon and subject to the terms and conditions set forth in an Offer to Purchase and the related Letter of Transmittal which will be filed in an amendment to this Schedule TO. This Schedule TO is intended to satisfy the reporting requirements of Rule 14d - 2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Offeror is a Delaware limited liability company owned by Peter L. Malkin and Anthony E. Malkin. Peter L. Malkin is manager or trustee of entities which own Units on behalf of the Malkin family; Anthony E. Malkin owns Units and is also manager or trustee of entities which own Units on behalf of the Malkin family; and Peter L. Malkin and Anthony E. Malkin act as agents for holders of Units. The Supervisor of the Company is Wien & Malkin LLC (the "Supervisor"). Peter L. Malkin is Chairman, and Anthony E. Malkin is President, of the Supervisor. Therefore, the Offeror may be deemed an "affiliate," as that term is defined in Rule 12b-2 under the Exchange Act, of the Company and the Supervisor.

This amendment to Schedule TO is being filed because the initial Schedule TO, filed March 2, 2007, was inadvertently filed under the incorrect CIK and CCC numbers.

Item 1. Summary Term Sheet.

Not applicable pursuant to General Instruction D.

Item 2. SuBJECT COMPANY INFORMATION

Not applicable pursuant to General Instruction D.

Item 3. IDENTITY AND BACKGROUND OF FILING PERSON.

Not applicable pursuant to General Instruction D.

Item 4. TERMS OF THE TRANSACTION

Not applicable pursuant to General Instruction D.

Item 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Not applicable pursuant to General Instruction D.

Item 6. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

Not applicable pursuant to General Instruction D.

Item 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable pursuant to General Instruction D.

Item 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Not applicable pursuant to General Instruction D.

Item 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Not applicable pursuant to General Instruction D.

Item 10. FINANCIAL STATEMENTS.

Not applicable pursuant to General Instruction D.

Item 11. ADDITIONAL INFORMATION.

Not applicable pursuant to General Instruction D.

Item 12. EXHIBITS.
(a)(1)	Letter to Unit holders of 60 East 42nd St. Associates L.L.C. dated March 2, 2007

Item 13. Information Required by Schedule 13E-3.

Not applicable.

THIS SCHEDULE IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL PARTICIPATION UNITS IN LLC MEMBER INTERESTS OF 60 EAST 42ND ST. ASSOCIATES L.L.C. AT THE TIME THE TENDER OFFER IS COMMENCED, WIEN & MALKIN 60 EAST 42ND ST. ACQUISITION L.L.C. WILL FILE A TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND 60 EAST 42ND ST. ASSOCIATES L.L.C. WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER THAT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND OTHER DOCUMENTS, AS WELL AS THE SOLICITATION/RECOMMENDATION STATEMENT, WILL BE MADE AVAILABLE TO ALL UNIT HOLDERS OF 60 EAST 42ND ST. ASSOCIATES L.L.C. AT NO EXPENSE TO THEM AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SEC'S WEBSITE AT WWW.SEC.GOV.

EXHIBIT (a)(1)

WIEN & MALKIN 60 EAST 42ND ST. ACQUISITION L.L.C.

c/o Wien & Malkin LLC

60 East 42nd Street

New York, New York 10165

Tel: 212-687-8700

March 2, 2007

To Unit holders in 60 East 42nd St. Associates L.LC. ("Associates"):

We are writing to advise you that a tender offer for your Units in Associates will soon be made by a limited liability company owned by Peter L. Malkin and Anthony E. Malkin, who are Agents of Associates and Chairman and President, respectively, of Associates' Supervisor, Wien and Malkin LLC.

Although we recommend that you NOT sell your Units, we are commencing this offer to accommodate Unit holders who desire to sell at this time and to provide an alternative to an unsolicited partial tender offer now being commenced by a third party who has no prior relationship to Associates or its Agents or Supervisor.

As you may be aware, the third party offer is being made by a group of bidders generally affiliated with a company called MacKenzie Patterson Fuller, LP ("MPF"). That group has commenced a tender offer to purchase up to 19.29% of the Units in Associates at a price equal to $60,000 per Unit, less the amount of any distributions declared or made with respect to the Units between the commencement date and the expiration date of the MPF offer.

Associates has responded to the MPF offer by sending a letter and Schedule 14D-9 to Unit holders, recommending that Unit holders not accept the MPF offer. While we agree with Associates that it is not in the best interests of Unit holders to sell their Units at this time, our tender offer is being made on the same price and terms as the MPF offer to give Unit holders who desire to sell at this time the ability to sell to a buyer whose principals are known to them, have a long-standing and supportive relationship with Associates, and control Wien and Malkin.

If you desire to sell, we urge you not to tender to MPF until you have had the opportunity to review and consider our offer, which will commence upon our filing with the Securities and Exchange Commission, expected very shortly. All Unit holders will then be sent our tender offer documents. We believe, for reasons explained more fully in Associates' Schedule 14D-9 and our upcoming tender offer, that it is NOT an equivalent either/or decision for you to choose to sell to MPF or to us. We believe that selling to MPF may not be good for the operations of Associates and the long term value of Units.

This letter is neither an offer to purchase nor a solicitation of an offer to sell the Units. When our tender offer is commenced, we will file a tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents), and Associates will file a solicitation/recommendation statement with respect to our offer which will contain important information that should be read carefully before any decision is made with respect to the offer. We may be deemed affiliates of Associates because of our relationships and interests in Associates.

All our offer documents, as well as Associates' solicitation/recommendation statement, will be made available to all Unit holders at no expense to them and will also be available without charge at the Securities and Exchange Commission's website at www.sec.gov.

Very truly yours,

WIEN & MALKIN 60 EAST 42ND ST. ACQUISITION L.L.C.

By: /s/ Peter L. Malkin________________

Peter L. Malkin, Chairman

By: /s/ Anthony E. Malkin____________

Anthony E. Malkin, President